Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Centerra Gold Inc. (“Centerra” or the “Company”)
1 University Avenue, Suite 1500

Toronto, Ontario, M5J 2P1

Item 2	Date of Material Change

September 6, 2022.

Item 3	News Release

A news release was issued by Centerra through the facilities of GlobeNewswire. A copy of the news release was filed on SEDAR on September 6, 2022.

Item 4	Summary of Material Change

On September 6, 2022, Centerra announced that Paul Wright replaced Scott Perry as President and Chief Executive Officer of Centerra.

Item 5	Full Description of Material Change

On September 6, 2022, Centerra announced that Paul Wright replaced Scott Perry as President and Chief Executive Officer of Centerra. Mr. Wright, a director of Centerra, will act as interim President and CEO to manage the Company through a leadership transition period, as the board of directors works with an executive search firm to select Centerra’s long-term Chief Executive Officer.

Mr. Perry also resigned as a director of Centerra and will not be nominated for election to the board of directors at the Company’s upcoming Annual Meeting of Shareholders to be held on September 22, 2022. The board of directors has determined to reduce the number of directors from 9 to 8 and the 8 other directors identified in Centerra’s management information circular dated August 19, 2022 will stand for election at the upcoming Annual Meeting of Shareholders.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Yousef Rehman, Vice President, General Counsel & Corporate Secretary
1 University Avenue, Suite 1500

Toronto, Ontario M5J 2P1
416-204-3787

Item 9	Date of Report

September 16, 2022